Exhibit 2

FOR IMMEDIATE RELEASE	19 SEPTEMBER 2014

WPP PLC (“WPP”)

WPP agrees to acquire Creative and Research Agency from MCS Holding in Mongolia

WPP announces its wholly owned operating company Y&R Advertising has agreed to acquire the creative and research agency of MCS Holding LLC, one of Mongolia’s largest conglomerates.

The deal marks WPP’s first acquisition in Mongolia, with the group now operating in 111 countries. In addition, Y&R becomes the first global ad network to establish a majority-owned agency office in the country.

Established in 2008, the creative and research agency provides a range of services, including advertising development and events management as well as consumer and retail market research services. Its clients include MCS Asia Pacific Brewery, Dell, Herbalife, and JTI. The agency has approximately 45 people.

Following the acquisition, the agency will be renamed Y&R Mongolia; its market research business will be affiliated to WPP’s global research consultancy TNS, which will be the first international research consultancy to establish a presence in Mongolia.

One of the world’s fastest growing economies, Mongolia is forecast to grow at 9.5% in 2014, and 10% in 2015, according to the Asian Development Bank.

This acquisition marks a further step towards WPP’s declared goal of developing its networks in fast-growth markets and sectors. In the Asia Pacific region, WPP companies (including associates) generate revenues of US$5 billion and employ almost 50,000 people. WPP is targeting at least 40-45% of revenues to come from each of fast-growth markets and new media over the next five years.

Contact:
Feona McEwan, WPP	+ 44(0) 207 408 2204
Belinda Rabano, WPP Asia Pacific	+86 10 8520 3066